SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 17, 2005
INFINEON TECHNOLOGIES AG
St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated November 17, 2005, contains the proposal for the strategic realignment of Infineon Technologies AG, as agreed to by its Supervisory Board.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: November 17, 2005	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Chairman, President and Chief Executive Officer

By:	/s/ Peter J. Fischl
Peter J. Fischl
Chief Financial Officer

Strategic Realignment Best Positions Infineon for Changing Markets and Business Processes
Munich, Germany — November 17, 2005 — Today Infineon’s Supervisory Board agreed to a proposal from the Management Board concerning the company’s strategic realignment. The objective is to create two focused and independent companies, one for Logic and one for Memory Products. The realignment reflects fundamental shifts in Infineon’s target markets, characterized by changing market conditions and business processes. The Memory Products business will be carved out as a legally independent entity by July 1, 2006. As a next step, Infineon will consider an IPO of the Memory Products Company as the preferred option. Infineon, as the parent company, will focus on the Logic business, comprised of the business groups Automotive, Industrial Electronics and Multimarket (AIM) and Communications (COM).
Rationale for the strategic realignment
“There are two essential reasons for taking this step: First, the processes and business models for Memory and Logic are developing in diverging directions. Second, we improve the growth dynamic and profitability potential for both companies”, said Dr. Wolfgang Ziebart, Chairman of the Board of Directors for Infineon Technologies AG. “For Memory Products, ‘time-to-market’, manufacturing efficiency and direct access to capital markets are essential. For Logic products, a profound understanding of applications, as well as a strict alignment of all innovation activities with customers’ individual requirements in their competitive markets is crucial.”
Memory Products as technology and cost leader with an attractive product portfolio
The Memory Products business has significantly improved its market position since Infineon’s IPO and today is one of the leading suppliers of memory products worldwide. Additionally, on an accumulated basis, the Memory Products business has positively contributed to Infineon’s EBIT since the year of the IPO. The market for memory products still offers significant potential for growth and new business opportunities due to the broadening of target applications. Memory products manufacturers with critical size and respective capabilities for product development can realize these market potentials. The strategic realignment will create a legally independent Memory Products company with a leading position in world markets and significant potential for growth. Legal independence, as well as direct access to capital markets, will increase flexibility for strategic cooperation and will broaden financing options. The Memory Products business will primarily leverage its development expertise to broaden its product portfolio to gradually increase its sales volume with higher margin products, such as in the application areas of servers, graphics, consumer electronics and communications. Today, Infineon is the technology leader in 300mm silicon wafer manufacturing. The Memory Products business plans to further improve its cost position by expanding its 300mm share in manufacturing and accelerating migration to smaller chip structures. The continuation of established partnerships for development and manufacturing will ensure optimization of capital expenditure, as well as investment in research and development. Based on its legal independence and the accordingly increased opportunities to seize the above mentioned potentials, Infineon sees the Memory Products business as best positioned for the future.
The new company will retain its operational headquarters in Germany. Dresden will remain the technology development center for the planned company. Kin Wah Loh, member of the Management Board for Infineon AG and responsible for Memory Products, is designated to lead the new company.
Logic with clearly defined core competencies and even stronger customer orientation
Logic includes the business group Automotive, Industrial Electronics and Multimarket (AIM) and the business group Communications (COM). Infineon will further strengthen its core technological competencies in Analog/Mixed Signal, Power, RadioFrequency and Embedded Control. Infineon will leverage these strengths to further develop customer-oriented solutions in combination with its proven application expertise in the following six areas: (1) Automotive Electronics, (2) Industrial Electronics and Power Management, (3) Chip Cards and Security ICs, (4) RadioFrequency solutions, (5) platforms for Mobile Telecommunications and (6) Broadband Communications. In addition, Infineon will use its manufacturing competence and product know-how in more application areas. Today, Infineon has a leading market position in all application segments mentioned above with good prospects to achieve competitive earnings. Infineon intends to use proceeds from a possible IPO of the Memory Products business for targeted investments in the expansion of its Logic business.
Selective manufacturing strategy strengthens competitive advantages
In the future, Infineon will pursue a selective manufacturing strategy in the Logic business: The Company will continue to invest in development and manufacturing capacities for advanced technologies where it has a clear competitive edge, both today and in the future. Examples of Infineon’s manufacturing strategy are the production sites in

Regensburg and Villach, as well as the new fab for power semiconductors in Kulim, Malaysia. In the area of standard CMOS technologies, Infineon will continue to use its existing manufacturing sites in Dresden and Essonnes, France, while intensifying its established development and manufacturing partnerships. Examples are the cooperation for 90nm technology with UMC as well as the partnerships for 65nm- and 45nm-technology with Chartered Semiconductors, IBM and Samsung. As of today, Infineon does not intend to build in-house 65nm capacity.
Growth potential for both businesses
“Both the Memory and the Logic businesses gain more room for action to consolidate and expand their market leadership in selected segments, to enhance customer orientation and to seize opportunities for more forceful growth,” said Dr. Wolfgang Ziebart.
About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for automotive, industrial and multimarket sectors, for applications in communication, as well as memory products. With a global presence, Infineon operates through its subsidiaries in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2004 (ending September), the company achieved sales of Euro 7.19 billion with about 35,600 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.
This news release is available online at http://www.infineon.com/news/.
For the Business and Trade Press: INFXX200511.017.e

Media Relations:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Guenter Gaugler	+49 89 234 28481 / 28482	guenter.gaugler@infineon.com
U.S.A.	Saswato Das	+1 212 529 1789 / 1902	saswato.das@infineon.com
Asia	Kaye Lim	+65 6876 3070 / 3074	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com